UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 12, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media release

Credit Suisse Group reports record income from continuing operations of CHF 8.5 billion for 2007

Income from continuing operations of CHF 1.3 billion for the fourth quarter

Diluted earnings per share from continuing operations of CHF 7.65 for 2007; diluted earnings per share from continuing operations of CHF 1.21 for the fourth quarter

Strong BIS tier 1 ratio of 11.4% as of December 31, 2007

Proposal for increased cash dividend of CHF 2.50 per share for 2007

In the fourth quarter: continued strong growth in Private Banking; Investment Banking remained profitable; valuation reductions led to a loss in Asset Management

Zurich, February 12, 2008 Credit Suisse Group reported income from continuing operations of CHF 8,549 million for the full year 2007, an increase of 3% compared to 2006. Net revenues on a core results basis also increased 3% to CHF 36,130 million in 2007. Net income in 2007 was CHF 8,549 million, down from CHF 11,327 million in 2006, which included income from discontinued operations of CHF 3,070 million. Diluted earnings per share from continuing operations for 2007 were CHF 7.65 compared to CHF 7.19 for 2006, and were CHF 1.21 for the fourth quarter of 2007 compared to CHF 2.29 for the fourth quarter of 2006. The return on equity was 19.8% in 2007 and 12.4% in the fourth quarter of 2007.

Commenting on the results, Brady W. Dougan, Chief Executive Officer, said: “I am pleased to announce record results for 2007, which we achieved in an extremely challenging environment. Our integrated business model, global reach, strong risk management capabilities and capital position proved important competitive advantages, as we delivered year-on-year growth and sustained profitability. As a result, the Board of Directors is proposing a further increase to the cash dividend to CHF 2.50 per share.”

He continued: “The resilience of our business model and our disciplined approach were clearly reflected in our fourth-quarter results. Private Banking delivered strong growth, benefiting from both the expansion of our international platform in Wealth Management and improved profitability from Corporate & Retail Banking. We contained the impact of the credit market dislocation in Investment Banking and increased revenues from the previous quarter, with strong performances in several major business areas. Our Asset Management division reported a loss in the quarter, reflecting valuation reductions from securities purchased from our money market funds. However, before these valuation reductions, Asset Management continued to perform well, particularly in alternative investments.”

Media Release
February 12, 2008 Page 2/7

He concluded: “Our performance in 2007 provides a strong foundation for 2008. Our earnings base is well diversified by business and geography and we have good growth prospects across our businesses. Our risk management capabilities are strong and we are benefiting from increasing bank-wide efficiencies. We are well capitalized and conservatively funded. Most importantly, our integrated model sets us apart from many of our peers and gives us attractive opportunities for sustainable growth and value creation even in the face of difficult markets. These strengths make me confident in our ability to deliver a superior performance over market cycles.”

Financial Highlights
(in CHF million, except where indicated)	2007	Change in %	4Q2007	Change in %	Change in %
		vs 2006		vs 3Q2007	vs 4Q2006
Income from continuing operations	8,549	3	1,329	2	(49)
Net income	8,549	(25)	1,329	2	(72)
Diluted earnings per share
from continuing operations (CHF)	7.65	6	1.21	3	(47)
Diluted earnings per share (CHF)	7.65	(22)	1.21	3	(71)
Return on equity	19.8%	-	12.4%	-	-
BIS tier 1 ratio (end of period)	11.4%	-	11.4%	-	-
Core results ¹
Net revenues	36,130	3	7,738	29	(21)
Provision for credit losses	240	-	203	-	-
Total operating expenses	25,565	5	6,155	30	(5)
Income from continuing
operations before taxes	10,325	(4)	1,380	8	(59)

¹ Core results include the results of the three segments and the Corporate Center, excluding revenues and expenses in respect of minority interests in which we do not have significant economic interest.

Segment Results

Private Banking

Private Banking, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported record income from continuing operations before taxes of CHF 5,486 million for the full year 2007, an increase of 19% from 2006.

In the fourth quarter of 2007, income from continuing operations before taxes was CHF 1,377 million, an increase of 20% compared to the fourth quarter of 2006.

The Wealth Management business reported record income from continuing operations before taxes of CHF 3,865 million for the full year 2007, up 19% from 2006. Net revenues grew 17% to a record level and total operating expenses rose 15%. The pre-tax income margin was 40.3% in 2007 compared to 39.6% in 2006.

In the fourth quarter of 2007, income from continuing operations before taxes was CHF 976 million, up 20% from the fourth quarter of 2006. The 19% growth in net revenues was driven by an improvement in recurring revenues, reflecting higher net interest income and higher commissions and fees, particularly from managed investment products and performance-based fees. Total operating expenses grew 17%, driven by higher compensation and benefits, due to the ongoing strategic investment in the global

Media Release
February 12, 2008 Page 3/7

franchise, and higher total other operating expenses. The pre-tax income margin was 39.4% in the fourth quarter of 2007 compared to 39.0% in the fourth quarter of 2006.

The Corporate & Retail Banking business reported a 19% increase in income from continuing operations before taxes to a record CHF 1,621 million for the full year 2007. Net revenues increased 13% in 2007 to a record level and total operating expenses rose 9%. The pre-tax income margin was 41.2% in 2007 compared to 38.9% in 2006.

In the fourth quarter of 2007, income from continuing operations before taxes was CHF 401 million, an increase of 21% compared to the same period of 2006. Net revenues rose 12% to a record level, reflecting significantly higher total non-interest income. Net releases of provisions for credit losses were CHF 8 million, compared to net releases of CHF 24 million in the fourth quarter of 2006. Total operating expenses rose 4%. The pre-tax income margin was 40.0% in the fourth quarter of 2007 compared to 37.1% in the fourth quarter of 2006.

Investment Banking

Investment Banking reported income from continuing operations before taxes of CHF 4,826 million for the full year 2007, a decrease of 19% compared to 2006, reflecting the challenging operating environment in the second half of the year. Net revenues decreased 2% in the full year, as higher revenues in equity trading, equity underwriting and advisory and other fees were offset by significantly lower revenues in fixed income trading and debt underwriting. Total operating expenses increased 3% from 2006, primarily reflecting credits from insurance settlements for litigation and related costs of CHF 508 million in 2006. The compensation/revenue ratio was 50.6% in 2007 compared to 50.1% in 2006. The pre-tax income margin was 24.0% in 2007 compared to 29.1% in 2006.

In the fourth quarter of 2007, income from continuing operations before taxes was CHF 328 million, a decrease of 86% compared to the strong fourth quarter of 2006. Net revenues declined 36% from the same period a year earlier, due in large part to the impact of the current credit market dislocations on the fixed income businesses.

Net revenues reflected net writedowns in the leveraged finance and structured products businesses of CHF 1.3 billion in the fourth quarter of 2007. The leveraged finance business had net writedowns of CHF 231 million in the fourth quarter of 2007. Within this business, unfunded and funded non-investment grade loan commitments, both leveraged loan and bridge, were CHF 36.0 billion at the end of the quarter, down from CHF 58.6 billion at the end of the third quarter. The majority of the funded and unfunded loan commitments exposure is to large cap issuers with historically stable cash flows and substantial assets. The commercial mortgage-backed securities (CMBS) business had net writedowns of CHF 384 million in the quarter. Within this business, the origination gross exposure was CHF 25.9 billion at the end of the quarter, down from CHF 35.9 billion at the end of the third quarter. The vast majority of the loans are secured by stable, high quality, income-producing real estate to a diverse range of borrowers in the US, Europe and Asia. The residential mortgage-backed securities (RMBS) business had net writedowns of CHF 480 million in the fourth quarter of 2007. Within this business, the net US subprime exposure was CHF 1.6 billion at the end of the quarter, down from CHF 3.9 billion at the end of the third quarter. Other RMBS non-agency exposure was CHF 7.1 billion at the end of the fourth quarter, down from CHF 12.4 billion at the end of the previous quarter. The asset-backed securities collateralized debt obligations (CDO) origination, warehousing and synthetic businesses had net writedowns of CHF 164 million in the fourth

Media Release
February 12, 2008 Page 4/7

quarter. The CDO business had net subprime exposure of CHF 2.7 billion at the end of the quarter, compared to CHF 2.3 billion at the end of the third quarter.

The decline in fixed income trading results in the fourth quarter of 2007, reflecting the dislocation in the structured products and credit markets, was partly offset by strong performances in the interest rate products, fixed income proprietary trading and foreign exchange businesses. Equity trading benefited from strong performances in the global cash, prime services and derivatives businesses in the fourth quarter. Equity proprietary trading returned to profitability after losses in the third quarter. Fixed income and equity trading also benefited from fair value gains of CHF 489 million in the fourth quarter due to widening credit spreads on Credit Suisse debt. Underwriting and advisory revenues declined compared to the fourth quarter of 2006, but improved compared to the third quarter of 2007.

Total operating expenses decreased 9% compared to the fourth quarter of 2006, due primarily to a decrease in compensation and benefits expenses. The compensation/revenue ratio was 53.1% in the fourth quarter of 2007 compared to 42.2% in the fourth quarter of 2006, reflecting a significantly higher level of revenues in the fourth quarter of 2006. The pre-tax income margin was 8.4% in the fourth quarter of 2007 compared to 38.5% in the fourth quarter of 2006.

Asset Management

The Asset Management segment reported income from continuing operations before taxes of CHF 354 million for the full year 2007, a decrease of 30% compared to 2006. Net revenues declined 10% compared to the previous year and total operating expenses were down 5%. The pre-tax income margin was 13.7% in 2007 compared to 17.8% in 2006. As of December 31, 2007, assets under management were CHF 691.3 billion, an increase of 3.2% from December 31, 2006.

In the fourth quarter of 2007, income from continuing operations before taxes was a loss of CHF 247 million, mainly due to valuation reductions of CHF 774 million from securities purchased from our money market funds. In the fourth quarter of 2006, income from continuing operations before taxes was CHF 89 million. The above-mentioned securities were purchased in order to address liquidity concerns caused by the extreme conditions in the US market.

Before the valuation reductions, income from continuing operations before taxes was a strong CHF 527 million in the fourth quarter of 2007. Net revenues declined 52% in the fourth quarter of 2007 compared to the same period of 2006 but increased 53% before the valuation reductions, benefiting from strong asset management and administrative fees, significantly higher private equity and other investment-related gains and performance-based fees, and solid private equity commission. Total operating expenses decreased 7% in the fourth quarter of 2007 compared to the same period a year earlier. The pre-tax income margin was a negative 69.8% in the fourth quarter of 2007 compared to a positive 12.1% in the fourth quarter of 2006. Before the valuation reductions, the pre-tax income margin was 46.7% in the fourth quarter of 2007.

Media Release
February 12, 2008 Page 5/7

Segment Results
(in CHF million)		2007	Change in %	4Q2007	Change in %	Change in %
			vs 2006		vs 3Q2007	vs 4Q2006
Private	Net revenues	13,522	16	3,478	5	17
Banking	Provision for credit losses	(59)	(19)	(6)	(65)	(85)
	Total operating expenses	8,095	13	2,107	3	13
	Income from continuing
	operations before taxes	5,486	19	1,377	7	20
Investment	Net revenues	20,135	(2)	3,918	87	(36)
Banking	Provision for credit losses	300	-	210	-	-
	Total operating expenses	15,009	3	3,380	63	(9)
	Income from continuing
	operations before taxes	4,826	(19)	328	-	(86)
Asset	Net revenues	2,577	(10)	354	(40)	(52)
Management	Provision for credit losses	(1)	-	(1)	-	-
	Total operating expenses	2,224	(5)	602	10	(7)
	Income from continuing operations before taxes	354	(30)	(247)	-	-

Net New Assets

The Wealth Management business generated CHF 50.2 billion of net new assets in 2007, compared to CHF 50.5 billion in 2006. In the fourth quarter of 2007, Wealth Management recorded CHF 12.0 billion of net new assets, with strong contributions from Asia and Europe, Middle East and Africa (EMEA), up from CHF 8.6 billion in the fourth quarter of 2006. The Asset Management segment had CHF 3.6 billion of net new assets in 2007. In the fourth quarter, Asset Management recorded net outflows of CHF 24.9 billion, including outflows of CHF 27.9 billion in money market assets, CHF 3.3 billion in balanced assets and CHF 3.1 billion in equities and fixed income, offset in part by inflows of CHF 9.7 billion in alternative investments. Total assets under management were CHF 1,554.7 billion as of December 31, 2007, an increase of 4.7% from December 31, 2006.

Proposal for increased dividend

The Board of Directors will propose an increased cash dividend of CHF 2.50 per share for the financial year 2007 at the Annual General Meeting on April 25, 2008. This compares to a dividend of CHF 2.24 per share and a par value reduction of CHF 0.46 per share for the financial year 2006, which benefited from the proceeds from the sale of the insurance business.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 48,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
February 12, 2008 Page 6/7

Cautionary Statement Regarding Forward-Looking and Non-GAAP Information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	Our plans, objectives or goals;
•	Our future economic performance or prospects;
•	The potential effect on our future performance of certain contingencies; and
•	Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	The ability to maintain sufficient liquidity and access capital markets;
•	Market and interest rate fluctuations;
•	The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
•	The ability of counterparties to meet their obligations to us;
•	The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	Political and social developments, including war, civil unrest or terrorist activity;
•	The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	Operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	The effects of changes in laws, regulations or accounting policies or practices;
•	Competition in geographic and business areas in which we conduct our operations;
•	The ability to retain and recruit qualified personnel;
•	The ability to maintain our reputation and promote our brand;
•	The ability to increase market share and control expenses;
•	Technological changes;
•	The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	The adverse resolution of litigation and other contingencies; and
•	Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group’s Financial Review 4Q07 and Credit Suisse Group’s Financial Statements 4Q07.

Media Release
February 12, 2008 Page 7/7

Presentation of the fourth-quarter and full-year 2007 results

Analyst and Media Conference

▪	Tuesday, February 12, 2008
09:30 CET / 08:30 GMT / 03:30 EST
Credit Suisse Auditorium Forum St. Peter, Zurich

▪	Simultaneous interpreting: German – English, English – German

▪	Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
Renato Fassbind, Chief Financial Officer of Credit Suisse
Wilson Ervin, Chief Risk Officer of Credit Suisse

▪	Internet
Live broadcast at: www.credit-suisse.com/results
Video playback available approximately 3 hours after the event

▪	Telephone

Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK) and
+1 866 291 4166 (US); ask for “Credit Suisse Group quarterly results”.
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe),
+44 207 108 6233 (UK) and +1 866 416 2558 (US); conference ID English - 14890#, conference
ID German - 14670#.

Fourth-Quarter and
Full-Year Results 2007

Zurich

February 12, 2008

          Fourth-quarter and full-year 2007 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Strategy review and outlook

          Brady W. Dougan, Chief Executive Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-
F for the fiscal year ended December 31, 2006 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under
GAAP can be found in Credit Suisse Group's fourth quarter report 2007.

          Fourth-quarter and full-year 2007 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Strategy review and outlook

          Brady W. Dougan, Chief Executive Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

34.9

36.1

8.5

8.3

2006

2007

Net revenues

Income from continuing operations

Record revenues and income in a challenging environment

Record Private Banking results

Investment Banking navigated well
through problems emerging from credit
markets

Continuity of management and strong
momentum in client franchises

Strong capital base allowing for
increased dividend

1) for Core Results, i.e. excluding results from minority interests without significant economic interest

2) Income from discontinued operations of CHF 3,070 m (Winterthur)

Revenues and income

CHF bn

2)

1)

+3%

+3%

Record full-year performance although fourth quarter affected by challenging markets

4Q07

CHF m, except where indicated

1) Includes net credit of CHF 83 million in 4Q07 from the re-measurement of uncertain tax positions and a benefit of CHF 315 million in 3Q07 due to an assessment that previously unrecognized deferred tax assets would be realizable

2) for Core Results, i.e. excluding results from minority interests without significant economic interest

Change in
% vs.
2006

2007

Change in
% vs.
4Q06

2007

Change in
% vs.
3Q07

4Q06

3Q07

4Q07

2006

2)

1)

Income from continuing operations

1,329

2

(49)

8,549

3

Diluted EPS from

continuing operations in CHF

1.21

3

(47)

7.65

6

Return on equity

12.4%

12.4%

44.1%

19.8%

27.5%

Cost/income ratio

79.5%

78.6%

65.7%

70.8%

69.6%

4,596

5,951

5,486

508

4,826

354

Full-year pre-tax income benefited from diversified earnings mix

1) Before credits from insurance settlements for litigation and related costs of CHF 508 m    2) Before realignment costs of CHF 225 m

3) Before losses of CHF 920 m from our money market business

Asset Management

Major losses from money
market funds

Strong performance
across most businesses

3)

(30%)

733

1,274

(19)%

CHF m

Investment Banking

Most business lines with
improved performance

Strong risk management
culture

1)

2006

2007

+19%

Private Banking

Profitable growth and
momentum in hiring

Continued international
expansion

2006

2007

2006

2007

2)

Well balanced global footprint delivering consistent earnings

+23%

+15%

-19%

+16%

Americas

EMEA

APAC

Switzerland

2007 net revenues by region

in CHF bn and up/down in % vs. 2006

Well balanced contribution

Strong growth in Asia, but also
Switzerland and EMEA

4.0bn

10.4bn

10.4bn

11.5bn

2007 pre-tax income by region

APAC = Asia / Pacific, EMEA = Europe, Middle East and Africa

Based on Core Results before Corporate Center

+49%

+19%

-73%

+50%

Switzerland a growing profit anchor

Strong growth in Asia and EMEA

1.4bn

4.7bn

1.0bn

3.6bn

74

74

75

60

64

47

45

43

29

25

26

Reduced Group operating cost/income ratio in 2007

Cost/income ratio

%, based on Core Results

2007

2005

1) Excluding charge to increase the reserve for private litigation of CHF 960 m and charge of CHF 630 m for change in accounting for share-based compensation

2) 2006 excluding credits received from insurance settlements for litigation costs of CHF 508 m

3) 2006 excluding business realignment costs of CHF 225 m

4) excluding losses from money market business of CHF 920 m

IB

PB

AM

2006

2007

2006

1)

2) 3)

2)

3) 4)

4)

Compensation
and benefits

76

70

Other operating
expenses

Record full-year results in Wealth Management while
continuing to invest in growth markets

Strong results despite challenging markets

Solid revenue momentum: record in
4Q07 and for 2007

Record 2007 pre-tax income; margin at
mid-term target level

Net new assets of CHF 50.2 bn in 2007
with recently improved momentum in Asia

Strong and healthy client base

Pre-tax income

CHF m

4Q06

3Q07

4Q07

2006

2007

+20%

+8%

811

976

900

+19%

3,865

3,237

  Pre-tax income margin in %

      39.6                  40.3                   39.0                 38.4             39.4

Strong growth in mature markets and increased presence in
key emerging markets

  Japan onshore
  in preparation

  China onshore
  established

  Australia onshore
  launched

  Implementing
  India onshore

  Gulf: leverage
  integrated bank

  Continued
  investment in
  Russia

  Mexico onshore
  in preparation

  Expanded
  presence in Brazil
  (Hedging- Griffo)

  Started turnaround
  in the US

  Accelerated
  growth in
  Western Europe

2004

2007

Goal
2010

Relationship managers

at year-end

  “Opened 10 new
  locations in 4 new
  countries during 2007”

2,540

3,140

4,100

+330 p.a.

+200 p.a.

Wealth Management growing recurring revenues

Net revenues

CHF m

4Q06

3Q07

4Q07

2006

2007

+29%

2,077

2,344

2,476

+23%

8,181

9,583

  Recurring revenues as % of net revenues

      63.5               66.7                      64.5                 69.9                69.6

+7%

+2%

Higher full-year recurring revenues

net interest income due to lower
funding costs

commissions and fees, including fees
from managed investment products

Full-year transaction-based revenues
increased mainly due to higher brokerage
and product issuing fees

+17%

Transaction-based

Recurring

70

75

78

41

39

43

41

34

81

72

36

38

Strong full-year and 4Q07 gross margin and good asset inflows

Wealth Management assets under management

CHF bn

  Net new asset growth on AuM

  Full-year 2007                                    6.4%

30.09.07

31.12.07

FX, acqui-
sitions and
other

Net new
assets

834.7

834.7

+12.0

(3.6)

Wealth Management gross margin

4Q06

1Q07

2Q07

3Q07

4Q07

113

118

109

115

2007

2006

Basis points

112

112

117

(4.5)

Market and
performance

838.6

Transaction-based

Recurring

Strong profitability in Corporate & Retail Banking continues

Pre-tax income

CHF m

4Q06

3Q07

4Q07

2006

2007

+21%

332

389

401

+19%

1,359

1,621

  Pre-tax income margin in %

      38.9               41.2                      37.1                 39.7                40.0

Record net revenues and pre-tax income in
2007

Interest income benefited from

higher liability volumes and margins

partially offset by lower asset margins

Non-interest income increased significantly
due to higher commissions and fees

Continued favorable credit environment;
no significant deterioration envisaged

Investment Banking remained profitable although affected by
market dislocation

Record year in equity trading and
advisory/underwriting

Fixed income profitable in challenging
markets

Strong risk management culture

Well contained write-downs
in 4Q07 and full-year 2007

Pre-tax income

CHF m

2,342

6

328

5,951

4,826

1)

  Pre-tax income margin in %

           29.1               24.0                            38.5                    0.3                    8.4

1) Excluding CHF 508 m of credits received from insurance settlements for litigation and related costs

(19%)

4Q06

3Q07

4Q07

2006

2007

Record full-year equity trading

Equity trading

CHF m

4Q06

3Q07

4Q07

1,596

1,037

2,068

+32%

5,881

7,751

2006

2007

4Q07 trading with strong performances in global cash, prime services and derivatives

Higher level of equity issuance, recovering from weak 3Q07

Strong market position in IPOs to #3 in 2007

Equity underwriting

CHF m

4Q06

3Q07

4Q07

484

327

393

+14%

1,270

1,444

2006

2007

Fixed income trading conditions more challenging

Debt underwriting

CHF m

4Q06

3Q07

4Q07

686

85

341

(16)%

2,206

1,864

2006

2007

Fixed income trading

CHF m

2,755

514

693

(24)%

9,598

7,261

4Q06

3Q07

4Q07

2006

2007

Writedowns in structured products and leveraged finance in 2H07

4Q07 with solid performance in interest rate products, fixed income proprietary trading and foreign exchange

6,015

7,102

3,126

2,611

1,010

381

Strong fixed income revenues outside most affected areas

1) Investment banking fixed income revenues comprising of all primary and secondary fixed income businesses;
numbers include certain fixed income revenues reported in other
2) Structured products includes revenues from origination and trading activities within CMBS, RMBS, ABS and CDO businesses

Fixed income net revenues

+18%

2006

2007

18% increase in revenues before
leveraged finance and structured products

Strong performance in a number of areas,
e.g. rates, derivatives, emerging markets
and foreign exchange

Weaker revenues from commodities and
US investment grade

Structured products and leveraged finance
with positive revenues in challenging
markets

Total fixed income businesses with positive
pre-tax income contribution

CHF m

Leveraged finance

Structured products

Other FID businesses

2)

1)

Record underwriting and advisory results; up 3% from 2006

Advisory and other fees

CHF m

4Q06

3Q07

4Q07

785

440

670

+19%

1,900

2,253

2006

2007

Underwriting

CHF m

341

+14%

2,206

1,864

4Q06

3Q07

4Q07

2006

2007

Weaker performance in the leveraged
finance and structured products business

Higher level of equity issuance compared
to weak 3Q07

High level of global M&A activity

Strong advisory and placement fees in
4Q07

#6 in announced M&A in 2007

1,270

1,444

(16)%

393

686

484

85

327

Equity underwriting

Debt underwriting

56.5

55.5

50.1

50.6

3,085

3,436

3,585

3,435

Continued focus on cost management in Investment Banking

2006

2005

Compensation/revenue ratio in %

G&A expenses in CHF m

Disciplined approach to compensation

G&A expenses at 2005 level and
down compared to 2006

Systems and processes in place to
continue driving efficiency gains

Lean organization and increased
flexibility of our cost base positions us
well in these markets

Trends in 2007

1) Ratio would have been higher excluding revenues from fair value adjustments on
Credit Suisse debt

2) Excluding charge to increase the reserve for certain private litigation of CHF 960 m

3) Excluding credits received from insurance settlements for litigation of CHF 508 m

(4%)

2007

2004

2006

2005

2007

2004

2)

3)

1)

Improvement in Asset Management masked by losses from
money market funds

Pre-tax income

CHF m

4Q06

3Q07

4Q07

2006

2007

89

45

(247)

  Pre-tax income margin in %

      17.8               36.4                     12.1              25.8                  46.7

733

1,274

1) Before realignment costs
2) Before losses from money market funds

527

2)

2)

2)

191

2)

122

1)

354

1)

508

Strong increases in underlying revenues
(+22%) and pre-tax income (+74%), along
with contained costs (+5%)

Strong results in alternative investments

Additional CHF 774 m losses on securities
purchased from funds in 4Q07

Purchased securities reduced by 58%
from over CHF 9 bn to under CHF 4 bn as
securities matured and sold

Money market funds now stabilized with
good liquidity and no material exposures to
subprime, SIVs or CDOs

(30%)

2,359

646

681

2,816

823

Strong revenue development

Net revenues before losses from money market funds

CHF m

1) Fixed income and money market, equity, balanced, alternative investments and other

2006

2007

4Q06

3Q07

4Q07

Asset management and
administrative fees

Private equity and other
investment-related gains

+19%

305

502

681

92

59

  Gross margin on AuM before private equity gains and
  losses from money market funds in bp

         37                        39                             39                                  37                              47

+36%

+21%

1)

47

137

270

67

112

165

284

670

691

38

(27.9)

Assets under management with strong inflows in alternative
investments

Assets under management

CHF bn

Asset Manage-
ment division

Balanced

Fixed income

Equity

Alternative
investments

Total division includes 'other' category with CHF 25.1 bn in AuM, net new assets of CHF (0.3) bn for 4Q07 and CHF 0.3 bn for 2007, and 2007 revenues of CHF 219 m

Net new assets

(1.7)

(3.3)

(1.4)

(24.9)

Revenue split by asset class

4Q07

2007, before private equity gains and losses from
money market funds and excluding other revenues

(28.4)

(5.1)

+6.7

+4.7

+3.6

2007

+9.7

+25.4

Money market

Fixed income &
money markets

Balanced

Equity

Alternative
investments

CHF bn

14%

16%

30%

40%

Year-end 2007

Year-end 2006

299

312

11.4

12.0

13.0

13.9

11.3

Maintained strong capital position

Cash dividend proposal of CHF 2.50 per
share (vs. CHF 2.24 in 2006)

Ahead of plan with 51% completed of
current CHF 8 bn buyback program

May adjust buyback activity in light of
market conditions

4Q07 RWA increase largely due to higher
market risk equivalents, driven by VaR
increases

Our 4Q07 tier 1 ratio would have been
approximately 120 basis points lower
under Basel II

2006

2Q07

4Q07

2005

  Tier 1 capital in CHF bn

        26.3                35.1                 38.6                 35.9              35.5

+23%

+4%

3Q07

Risk-weighted assets in CHF bn

BIS Tier 1 ratio in %

Reverse
repo

Liquid assets

602

Trading liabilities

202

MT/LT debt
160

Loans

230

Other

205

Capital & other

225

Deposits

287

ST liabilities
159

Conservative Asset/Liability structure

Funding by asset category, year-end 2007 in CHF bn

Assets

Capital and
liabilities

Repo

329

1,362

1,362

Funded conservatively

Strong deposit base: long-term debt available to
fund short-term trading book

Liquid assets include CHF 60 bn of 'prime liquid'
positions accepted by central banks

Benefited from 'flight to quality' during 2H07
adding medium-term funding

Integrated bank enables efficient access to retail
funding and liquid markets globally

All internal funding priced at market levels to
ensure correct disciplines

125%
coverage

Well diversified unsecured funding mix

Unsecured funding by type/product

Retail &
private banking
deposits 1)

47%

Long and
medium-term
debt 2)

27%

Institutional
deposits 3)
26%

Well diversified funding distribution by client
type and product

Client deposits increased 15%,
or CHF 37 bn, during 2007

Centralized funding function covering both
CDs and long-term borrowing ensures
optimum efficiency in global market access

Total:
CHF 606 bn

1) Time, demand and saving deposits

2) Structured notes, mid and long-term Bonds and subordinated debt

3) Bank deposits, CDs, corporates

Summary

Delivered record revenues and income in a challenging environment

Growth momentum and strong profitability in Private Banking

further investing in the international expansion

net new asset momentum in Asia and increased global hiring

Maneuvered well through difficult environment in Investment Banking avoided excessive exposures, driven bank-wide by risk management culture losses well contained

Strong performance across most Asset Management businesses, but performance affected by losses on purchased money market securities

Strong capital and conservative liquidity management

          Fourth-quarter and full-year 2007 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Strategy review and outlook

          Brady W. Dougan, Chief Executive Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

Our risk framework worked effectively in 2007

  Investment Banking
  navigated effectively
  through difficult markets

Total 2007 net writedown of CHF 2.0 bn; among the
lowest in peer group

Profitable in third and fourth quarter and delivered
strong earnings for 2007

Avoided excessive subprime and CDO risks

Positions actively managed and significantly reduced in fourth quarter

  Asset Management
  addressed stress conditions
  in money market sector

Securities taken on balance sheet and marked-to-market

Money market funds now restored to normal operations

Purchased securities reduced by 58% in fourth quarter

  Strong risk framework
  and governance

Independent risk function reporting to CEO; strong senior oversight

Independent pricing controls and consistent fair value disciplines across key sectors, reporting to CFO

Disciplined credit selection; credit performance continues to be solid

Investment Banking:  Overview of key sectors

  Business area

Change

Exposures (CHF bn)

1) All non-agency business, including higher quality segments; global total

2) Positions related to US subprime; total IB subprime is CHF 4.3 bn (across RMBS & CDOs)

3) In addition to trading hedges embedded in US subprime RMBS & CDO trading.

4Q07

4Q07

(231) m

      To manage risk in the above activities, we held CHF 27.1 bn of index hedges in non-investment grade, crossover credit and mortgage indices  . We also carry various single name hedges.

Origination-
based

(exposures
shown gross)

Trading-
based

(exposures
shown net)

2007

(835) m

3Q07

Writedowns (Net, CHF bn)

2)

1)

3)

Leveraged finance

Unfunded commitments

25.3

52.3

(52%)

Funded positions

10.7

6.3

70%

Commercial mortgages

25.9

35.9

(28%)

(384) m

(554) m

Residential mortgages

8.7

16.3

(47%)

(480) m

(513) m

of which US subprime

1.6

3.9

(59%)

CDO trading

2.7

2.3

17%

(164) m

(108) m

Total writedowns

(1,259) m

(2,010) m

Leveraged finance exposures

Leading franchise with strong underwriting,
distribution and trading capability

Unfunded commitments reduced by 52% over
4Q07; total exposure down 39%

All positions are fair valued based on market
levels (no “accrual” book).  Exposures valued at
a weighted-average discount to par of 6.3% at
year end

Significant amount of index and single-name
hedges in place

Gross exposure    (CHF bn)

Roll-forward (CHF bn)

1) Non-investment grade exposures, at fair value

4Q07

3Q07

Unfunded

Funded

  (CHF m)

4Q07

2007

1)

Unfunded commitments

25.3

52.3

Funded positions

10.7

6.3

Equity bridges

0.3

0.6

Net writedowns

(231)

(835)

of which gross writedowns

(670)

(1,469)

Exposures 3Q07

52.3

6.3

New

3.6

–

Fundings

(16.2)

16.2

Sales, terminations

and writedowns

(14.4)

(11.8)

Exposures 4Q07

25.3

10.7

Leveraged finance portfolio analysis

Portfolio is largely with large-cap companies
with stable cash flows, substantial assets and
multi-billion dollar enterprise values

US bias reflects market leadership with
financial sponsors / LBO deals

The largest 5 commitments represent 60% of
the portfolio;  remainder spread among 41
deals with an average size of CHF 356 m

Underwriting procedures require both market
approval and independent credit sign-off

Little exposure to highly cyclical industries and
no exposure to home building or auto sector

Total exposure by geography

Asia

1%

Europe

14%

US

85%

Exposure by industry sector

Specialty
chemicals 21%

Electronics 7%

Energy 9%

Entertainment &
leisure 13%

Other 13%

Publishing
& printing 11%

Services &
leasing 10%

Telecom 16%

Commercial mortgage (CMBS) exposures

Leading franchise that underwrites and
distributes mortgages backed by commercial
real estate

Gross exposure reduced by 28% during 4Q07

All positions carried at fair value, taking into
consideration prices for cash trading and
relevant indices (e.g. CMBX), as well as
specific asset fundamentals

Significant amount of mortgage-related index
hedges in place

  (CHF bn)

4Q07

3Q07

Roll-forward of exposure (CHF bn)

  (CHF m)

4Q07

2007

1)  Includes both loans in the warehouse as well as securities still in syndication

1)

Warehouse exposure

25.9

35.9

Exposure 3Q07

35.9

New loan originations

2.3

Sales, terminations, writedowns

(12.3)

Exposure 4Q07

25.9

Net writedowns

(384)

(554)

of which gross writedowns

(737)

(1,237)

Commercial mortgage (CMBS) portfolio analysis

Total exposure by geography

Asia

10%

Continental
Europe

48%

US

40%

Exposure by loan type

Office

44%

Retail 15%

Multifamily

11%

Other 9%

Healthcare 6%

Hotel 14%

Industrial 1%

Weighted average loan-to-value (LTV) ratio

Europe

US

Asia

Total

72

60

70

68

%

CMBS exposures are fundamentally different
from residential mortgage exposures

Majority of our portfolio is secured by high
quality, income-producing real estate

Development loans are less than 5% of our
portfolio and have an average LTV of 51%

Portfolio is well-diversified with solid LTV ratios

UK

2%

Residential mortgage (RMBS) exposure and portfolio analysis

Reduced origination activity early in crisis

RMBS re-positioned largely as a trading business;
exposures are managed on a net basis

US subprime positions reduced by 59% in 4Q07;
positions also reduced in higher quality credit
sectors (Alt-A and Prime)

Exposures are fair valued based on market levels

Benchmark price testing: valuations for our
subprime positions (across both RMBS and
CDOs) are consistent with ABX index levels

Significant amount of additional index hedges

  (CHF m)

4Q07

2007

Net exposure    (CHF bn)

4Q07

3Q07

1) All non-agency business, including higher quality segments; global total

1)

Net writedowns

(480)

(513)

US subprime

1.6

3.9

US Alt-A

2.8

7.0

US prime

1.4

1.6

European/Asian

2.9

3.7

  (CHF m)

4Q07

2007

CDO trading exposures and portfolio analysis

Exposures are relatively modest in industry
context; set out in detail for comparability to
peer disclosure

Credit Suisse was a market leader in 2000 to
2003, but reduced CDO origination activity in
recent years (ranked 11th in 2007)

Now positioned largely as a trading business
and actively managed

Reduced originations and active hedging
enabled us to navigate challenging 2007
markets

Net exposure   (CHF bn)

4Q07

3Q07

1)   Positions related to US subprime

1)

Net writedowns

(164)

(108)

ABS & indices

3.7

4.3

Bonds/CDS AAA/AA

3.4

3.6

Bonds/CDS other ratings

0.3

0.7

Synthetic ABS CDOs

(1.0)

(1.9)

Super senior

0.1

0.4

AAA/AA

(0.7)

(1.4)

A and below

(0.4)

(0.9)

Cash CDOs

(0.0)

(0.1)

Total exposure

2.7

2.3

Other focus sectors

We do not rely on monolines in our subprime hedging, in either RMBS or CDO trading

Gross credit exposures of approx. CHF 2 bn with monolines are more than offset by combination of reinsurance, other hedges and trading positions

Monolines

SIVs

Credit Suisse does not sponsor any SIVs

Investment bank has CHF 930 m of gross exposure
(mostly undrawn liquidity facilities)

SIV = Structured Investment Vehicles

Asset Management: money market fund repositioning

Gross exposure (CHF bn)

4Q07

CHF m

4Q07

2007

Responded to highly stressed market conditions
affecting money market funds

Bought CHF 9.3 bn of securities from its third party
funds onto Credit Suisse balance sheet

Actions taken to maintain liquidity and to protect client
franchise

Money market funds are now operating normally

No material exposure to SIVs, CDOs or US subprime

Purchased securities caused significant losses

Valuations impacted as mortgage market stress
began to affect higher rated securities

Positions are marked-to-market, and carry typical
discounts to par of 15% to 20%

Portfolio reduced by 58% in 4Q07 and we continue to
reduce/hedge positions

Securities transferred to bank balance sheet

Roll-forward of exposure (CHF bn)

Structured Investment Vehicles (SIV)

2,481

Asset Backed Securities (ABS)

1,026

of which subprime-related

419

Corporates / banks

414

Total

3,921

Losses

(774)

(920)

Purchased in 2H07

9,286

Sold or matured

(4,445)

Losses

(920)

Exposure as of year-end 2007

3,921

Value-at-Risk (VaR)

Broad measure of trading risk, calculated in line with
regulatory requirements

Based on historical market data (“backward looking”)

As 2H07 market swings were absorbed into the
model, the VaR for the same positions increased by
almost 2x (vs. pre-crisis calibration at mid-year)

When adjusted for model effects, 4Q07 VaR is
roughly flat vs. 2Q07 and up 21% vs. 3Q07

Actual trading P&L was more volatile than ‘predicted’
by VaR in fall 2007 (until new market volatility was
incorporated by the model)

As these limitations of VaR are well known, we do not
use VaR as part of our planning for stress events

Reported VaR    in CHF m

1) Average one-day 99% VaR

1)

4Q07

176

3Q07

95

2Q07

110

4Q06

70

Private

Banking

Corporate

and Retail

Lending

(14%)

International

lending &

counterparty

exposure

(23%)

Emerging

markets

(12%)

Fixed

income

trading

(14%)

Equity

trading &

investments

(17%)

Real estate

&

structured

assets

(20%)

Economic Risk Capital (ERC)

Proprietary risk model based on long-term
stress market analysis

Captures all positions on a consistent basis
(incl. market, credit and investment risks)

Assumptions generally held up well, even
vs. 2007 stress levels

ERC declined 10% in 4Q07 as IB worked
down key positions; risk capital coverage
remains strong

Disclosed on quarterly basis to show
portfolio trends

Helped us take action in certain portfolios
(e.g. Leveraged finance) in early 2007

ERC risk breakdown at 4Q07

ERC – a broader view of risk

Conclusions

Risk Management is a key part of Credit Suisse’s culture at all levels

Broad risk perspective and sophisticated tools

Strong risk culture and proactive management

Independent risk control, measurement and approval

Strong management oversight and governance

Navigated effectively through difficult market conditions

Positions are actively managed and cut significantly in fourth quarter

Extensive hedging

Credit performance continues to be solid

Net writedowns among the lowest in industry

Agenda

          Fourth-quarter and full-year 2007 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Strategy review and outlook

          Brady W. Dougan, Chief Executive Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

29.2

34.7

Record Group revenues despite lower contribution from
structured products and leveraged finance

34.9

Credit Suisse net revenue analysis

1) for Core Results                 2) Structured products includes revenues from origination and trading activities within CMBS, RMBS, ABS and CDO businesses

Structured products

Other Group revenues

Leveraged finance

36.1

2006

+19%

2007

3.1

2.6

1.0

0.4

CHF bn

2)

1)

Integrated banking model delivers CHF 5.9 bn of collaboration revenues in 2007

Investment
Banking

Asset
Management

Private
Banking

CHF 0.5 bn
+54%

CHF 2.3 bn
+43%

CHF 3.1 bn
+5%

2006

4.9 bn

Collaboration revenues

2007

2008

5.9 bn

+ 20% p.a.

7.0 bn

2010

> 10 bn

2009

8.5 bn

Key collaboration initiatives

Examples of initiatives

Private
Banking

Asset
Management

Investment
Banking

Investment
Banking

Private
Banking

Asset
Management

Asset referrals

Structured Investment Products

UHNW client solutions

Increase penetration of Managed Investment Products

Product innovation

Private Equity/Hedge Fund distribution

Alternative investments distribution via securities business

Pension / Insurance solutions

Fund linked products – grow scope outside of EMEA

Hedge Fund referrals

Efficiency improvement of 4 percentage points by 2010

Revenues

Costs

C/I ratio

C/I ratio

20.1

15.0

75%

70%

13.5

8.1

60%

60%

3.5

2.2

64%

60%

37.1

25.6

69%

65%

Core Results 2007

Targeted 2010 efficiency levels

CHF bn

Reduction of
4% over
three years

1) before losses from securities purchased from our money market funds (CHF 920 m)

Private
Banking

Asset
Management

Investment
Banking

Credit
Suisse

Well over one billion post-tax savings

1)

1)

Cost efficiency initiative examples

  Process
  improvement and
  reengineering

  Outsourcing and
  off-shoring

  Continuous cost
  management

Integrating sourcing, procurement and payment activities

Investment operations system

Single global HR platform

Fund accounting in three locations

Private Equity accounting

Deployment in Centers of Excellence

Exchange flow optimization and brokerage, clearing and exchange fee reduction

Projects focusing on non-compensation expenses, e.g. travel &
entertainment, professional services, occupancy, market data

Optimization of IT end user equipment and server

Integrated bank performance indicators across the cycle

  Growth

  measures

  Efficiency
  measure

  Performance

  measures

  Double-digit annual earnings per share growth in %

EPS growth

NNA growth

  Annual net new asset growth rate above 6%

Cost / income
ratio

  65% by 2010, subject to business mix

Return on equity

  Annual rate of return above 20%

Total share-
holder return

  Superior total shareholder return compared to peer group

   (i.e. share price appreciation plus dividends)

  Capital
  measure

BIS tier 1
capital ratio

  Target level of 10%

  Net revenues > CHF 10 bn by 2010

Collaboration
revenues

Note: performance to be achieved over a three to five year period (‘across-the-cycle’)

Capital deployment

Balance between growth at attractive returns (> 20% RoE) and returning capital to shareholders

Maintain flexibility to deploy our capital prudently

Focus on bolt-on acquisitions that fit our strategy and are in line with our business objectives

May partner with strategic third-party investors to fund growth in
Investment Banking and Asset Management

Growth priorities across divisions and regions

Investment
Banking

Private
Banking

Asset
Management

Emerging markets

Prime services

Commodities

Derivatives

Managed Investment Products

Ultra High Net Worth individuals

Middle market initiatives and entrepreneurs

Illiquid alternative investments

Liquid alternative investments

Asset allocation strategies/products

  Regional
  focus
  on
  growth
  markets

Outlook

Expect challenging environment to continue near-term, but remain well positioned given capital strength and well established efficiency culture

Substantial opportunities to grow and strengthen our franchise

Long-term growth prospects for Wealth Management remain intact

Growth in Investment Banking targeted at the less cyclical areas

Asset Management continues to grow significantly in high margin businesses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: February 12, 2008
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications